

10030143

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-26155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC Mail Processing Section
RECEIVED
APR 20 2010
Wash, D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2008 (MM/DD/YY) **AND ENDING** MARCH 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

THOMAS P. REYNOLDS ~~LTD~~ Securities Ltd.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 JERICHO TURNPIKE SUITE 304
(No. and Street)

JERICHO	NEW YORK	11753
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNON BRENNAN (212) 742-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

2663 Nottingham Way PO Box 2555	Hamilton Square	NJ	086390
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10
5/7/10
5/7

OATH OR AFFIRMATION

I Kennon Brennen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds LTD as of March 31 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner Mng Partner

Title

Notary Public


STEPHEN M. COLLINS
Notary Public - State of New York
NO. 01CO6102912
Qualified in Suffolk County
My Commission Expires 6-6-12

This report** contains (check all applicable boxes):

[X] (a) Facing page
[ ] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 Revised
Year Ended March 31, 2009

NET CAPITAL	
Additional Paid-In Capital	$0
Common stock	100,000
Retained earnings	71,295
Total Credits	171,295
Debits	
Receivables to non-customers	-
Equipment less accumulated depreciation	3,532
Goodwill	144,555
Total Debits	148,087
NET CAPITAL	$23,208

CAPITAL REQUIREMENTS	
6 2/3 % of aggregate indebtedness	$1,065
Minimum capital requirement	5,000
Net capital in excess of requirements	$18,208
Ratio of Aggregate Indebtedness to Net Capital	0.69 to 1

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 Revised
Year Ended March 31, 2009

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2009)

Net Capital, as reported in Company's Part II unaudited Focus Report	$24,593
Net Capital, per above	23,208
Difference	$1,385

	Per Focus Report	Adjustments	Per Audit
Members' Equity and Net Capital	$193,813	($22,518)	$171,295
Deductions and / or charges			
Non Allowable - Computer	(4,230)	698	(3,532)
Goodwill	(164,928)	20,373	(144,555)
Prepaid Finra	(62)	62	0
	$24,593	($1,385)	$23,208

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES LTD
NOTES TO FINANCIAL STATEMENTS REVISED
Year Ended March 31, 2009

Note 6. Net Capital Requirements Revised:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $23,208., which was $18,208. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .69 to 1.